August 13, 2004

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Attention: Albert G. Pappas

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Re:	Mtone Wireless Corporation, Registration Statement on Form S-1
SEC File No. 333-114595

Dear Mr. Pappas:

On behalf of Mtone Wireless Corporation (the “Company”), this letter is filed pursuant to Rule 477 under the Securities Act of 1933, with respect to the Registration Statement on Form S-1, SEC File No. 333-114595, which was originally filed on April 19, 2004 (the “Registration Statement”).

At this time, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby withdraws the Registration Statement.

Sincerely,

Mtone Wireless Corporation

/s/ Victor Wang

Victor Wang, President and CEO